Exhibit 99.1

Blue Hat Announces First Quarter 2021 Financial Results,

Highlighted by 343% Increase in Revenues to $9.9 Million and 62% Increase in Net Income to $1.2 Million

Xiamen, China – May 5, 2021: Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a leading producer, developer and operator of augmented reality ("AR") interactive entertainment games, toys and educational materials in China, today announced its unaudited financial results for the quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•     Total revenues of US$9.9 million, compared to US$2.2 million in the first quarter of 2020, driven by increased sales across all lines of business particularly the mobiles games and communication services businesses, which saw strong growth following the strategic acquisitions of Xunpusen Technology Co., Ltd. (“Xunpusen”) in late 2020 and Fuzhou Csfctech Co., Ltd. (“Csfctech”) and its two subsidiaries in January 2021

•      Gross profit of US$4.1 million, up 143.8% from US$1.7 million in the first quarter of 2020

•      Income from operations of US$1.7 million, up 96.7% from US$0.9 million in the first quarter of 2020

•      Net income of US$1.2 million, up 62.0% from US$0.8 million in the first quarter of 2020

•      US$14.7 million in cash and cash equivalents at March 31, 2021

Management Commentary

Mr. Xiaodong Chen, CEO of Blue Hat, stated, “We were pleased with the strong performance across all of our business segments, which resulted in phenomenal top line growth driven by US$5.3 million in contributions from our new IDC business and by a US$2.4 million increase in contributions from mobile games following our acquisition of 51% of Csfctech and its two subsidiaries in January 2021. We achieved 62.0% growth on the bottom line to US$1.2 million during the period and anticipate margins will improve over the course of 2021 as our businesses continue to grow and the expenses normalize from initial highs. We recently announced the official launch of our new AR+ series curriculum, which is an upgrade from our original Augmented Reality Immersive Classes (“ARIC”) and has been developed and tested over the past six months. We expect the five urban partnerships that we have signed for the AR+ series curriculum will accelerate the future growth of our AR education business. We are beginning to see tangible results from this development that has strengthened the foundation of our business over the course of the past year, and we anticipate it will provide us with significant long-term growth potential for our product and service offerings.”

Recent Operating Highlights

•      In April 2021, Blue Hat signed a two-year licensing agreement with Tencent QQ (“QQ”) to use its intellectual property, specifically, the QQ penguin logo and QQ emoji, on Blue Hat’s toy products and related marketing materials, effective March 1, 2021. QQ launched in 1999 and has become one of the most commonly used instant messenger applications in China. According to QQ’s self-disclosed report, there were approximately 617 million active monthly users on their messenger application in 2020. The QQ penguin logo and QQ emoji are dominantly recognizable in Chinese pop culture.

•      In April 2021, Blue Hat announced that its subsidiary company, Fujian Zhongqing Hand in Hand Education Technology Co., Ltd. (“Zhongqing”) signed a three-year cooperation agreement of “Augmented Reality Plus”, or “AR+” series curriculum with five partners in different cities: Quanzhou in Fujian Province, Huizhou in Guangdong Province, Danzhou in Hainan Province, Fuzhou in Jiangxi Province, and Yinchuan in the Ningxia Hui Autonomous Region. We anticipate rolling out this new curriculum to approximately 150 schools in these five regions as part of this partnership.

First Quarter 2021 Results

Total revenues were US$9.9 million for the quarter ended March 31, 2021, an increase of US$7.7 million, or 343.1%, compared to US$2.2 million in the first quarter of 2020. The significant revenue growth was primarily attributable to increased contributions from Blue Hat’s two recently acquired subsidiaries, Xunpusen in late 2020 and Csfctech in early 2021.

Revenues from sales of interactive toys (game series) were US$1.9 million for the quarter ended March 31, 2021, compared to US$1.7 million in the first quarter of 2020.

Revenues from sales of interactive toys (animation series) were US$0.09 million for the quarter ended March 31, 2021, a significant increase from zero in the first quarer of 2020.

Revenues from mobile games were US$2.4 million for the quarter ended March 31, 2021, an increase of US$1.9 million, or 315.2%, following the closing of the Csfctech acquisition during the period.

Revenues from AR education, previously included under interactive toys (animation series), were US$0.2 million for the quarter ended March 31, 2021. Growth in the AR education business has been primarily driven by the roll-out and implementation of Blue Hat’s ARIC system to various schools through 2020 and into 2021.

Revenues from communication services were US$5.37 million for the quarter ended March 31, 2021. The gain was due to the acquisition of Xunpusen in the second half of 2020.

Gross profit was US$4.1 million for the quarter ended March 31, 2021, an increase of 143.8% from US$1.7 million in the first quarter of 2020. Gross margin for the five different business lines were as follows:

•	Interactive toys (animation series): 65.6%, or US$0.06 million
•	Interactive toys (game series): 53.6%, or US$1.0 million
•	Mobile games: 84.5%, or US$2.1 million
•	AR education: 97.2%, or US$0.2 million
•	Communication services: 13.9%, or US$0.7 million

Total gross margin was 41.1% for the quarter ended March 31, 2021, compared to 74.6% in the same period last year. The decrease was due to higher initial costs associated with establishing new business lines, such as licensing costs and copyright costs, among others.

Total operating expenses were US$2.3 million for the quarter ended March 31, 2021, which includes expenses from Csfctech and its two subsidiaries, compared to US$0.8 million in the first quarter of 2020.

Income from operations was US$1.7 million for the quarter ended March 31, 2021, compared to US$0.9 million in the first quarter of 2020.

Net income was US$1.2 million, up US$0.57 million, or 62.0%, from US$0.85 million in the first quarter of 2020. The increase was primarily driven by strong revenue growth, which more than offset an increase in operating expenses.

Diluted earnings per share were US$0.024 for the quarter ended March 31, 2021, compared to US$0.022 for the first quarter of 2020. During the first quarter of 2021, the Company completed a registered direct offering with two institutional investors for the purchase and sale of 7.16 million ordinary shares at a price of $1.06 per share, resulting in total gross proceeds of approximately $7.59 million before deducting the placement agent’s fees and other offering expenses. The net proceeds is approximately $6.8 million.

Balance Sheet Highlights

As of March 31 2021, Blue Hat had cash and cash equivalents of US$14.7 million, working capital of US$34.6 million and total shareholders’ equity of US$75.5 million, compared to cash and cash equivalents of US$15.8 million, working capital of US$34.0 million, and total shareholders’ equity of US$58.9 million, respectively, at December 31, 2020.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc. In China

Carolyne Y. Sohn, Vice President Lucy Ma, Associate

(415) 568-2255 +86 10 5661 7012

csohn@equityny.com lma@equityny.com

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Three Months Ended March 31,
	2021	2020
Revenues	$9,941,407	$2,243,658
Cost of revenue	5,859,847	569,489
Gross profit	4,081,560	1,674,169

Operating expenses:
Selling	580,046	173,150
General and administrative	1,315,777	539,710
Research and development	444,211	76,051
Total operating expenses	2,340,034	788,911

Income from operations	1,741,526	885,258

Other income (expense)
Interest income	194	377
Interest expense	(137,615)	(72,607)
Other finance expenses	(40,970)	(57,749)
Other income, net	30,509	18,534
Total other (expense) income, net	(147,882)	(111,445)

Income before income taxes	1,593,644	773,813
Provision for income taxes	363,146	14,440
Net income	1,230,498	759,373

Other comprehensive income (loss)
Foreign currency translation adjustment	(366,176)	(605,360)
Comprehensive income	$864,322	$154,013
Less: Comprehensive income attributable to non-controlling interests	527,194	—
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	337,128	154,013

Weighted average number of ordinary shares
Basic	47,127,200	35,141,114
Diluted	52,012,580	35,141,114

Earnings per share
Basic	$0.026	$0.022
Diluted	$0.024	$0.022

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
ASSETS	2021	2020
Current assets:
Cash and cash equivalents	$14,674,783	$15,800,563
Restricted cash	—	—
Short-term investments	—	—
Accounts receivable, net	28,535,745	16,594,533
Accounts receivable - related party	—	1,906,101
Other receivables, net	21,181,096	14,350,223
Other receivables - related party	—	—
Inventories	168,346	117,075
Prepayments, net	5,238,393	1,917,780
Total current assets	69,798,363	50,686,275

Property and equipment, net	4,342,565	4,258,121

Other assets:
Prepayments	7,205,230	4,164,274
Operating lease, right-of-use asset	355,805	290,410
Intangible assets, net	26,784,385	14,252,575
Long-term investments	1,826,123	1,914,668
Deferred tax assets	252,564	119,127
Goodwill accounting	213,688	—
Total other assets	36,637,795	20,741,054
Total assets	$110,778,723	$75,685,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$4,338,151	$5,129,295
Current maturities of long-term loans - third party	—	14,117
Accounts payable	3,110,529	935,588
Convertible bonds payable	54,150	739,189
Other payables and accrued liabilities	16,470,149	1,846,917
Other payables - related party	25,677	25,837
Operating lease liabilities - current	283,352	300,468
Customer deposits	756,945	941,877
Accrual interest payable	751,641	—
Taxes payable	9,394,094	6,802,454
Total current liabilities	35,184,688	16,735,742

Other liabilities:
Operating lease liability	85,493	—
Long-term loans - third party	—	—
Total other liabilities	85,493	—
Total liabilities	35,270,181	16,735,742

COMMITMENTS AND CONTINGENCIES
Shareholders' equity
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 47,127,200 shares issued and outstanding as of March 31, 2021, and 38,553,694 shares issued and outstanding as of December 31, 2020	47,127	38,554

Stock subscription receivable
Additional paid-in capital	31,453,071	23,466,482
Statutory reserves	2,204,174	2,204,174
Retained earnings	32,090,702	31,387,398
Accumulated other comprehensive income (loss)	1,375,520	1,741,696
Total Blue Hat Interactive Entertainment Technology shareholders' equity	67,170,594	58,838,304
Non-controlling interests	8,337,948	111,404
Total equity	75,508,542	58,949,708
Total liabilities and shareholders' equity	$110,778,723	$75,685,450

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